

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2019

Stephen Brown
Chief Financial Officer
NanoVibronix, Inc.
525 Executive Blvd.
Elmsford, New York

 Re: NanoVibronix, Inc.
 Registration Statement on Form S-3
 Filed December 31, 2018
 File No. 333-229106

Dear Mr. Brown:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Eric Atallah at (202) 551-3663 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Electronics and Machinery

cc: Rick Werner